SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 1-14926

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 11, 2010 KT Corporation

By:	/S/ THOMAS BUM JOON KIM
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/S/ YOUNG JIN KIM
Name:	Young Jin Kim
Title:	Director

Acquisition of Securities of Other Corporations

1. Details of the acquirer of the Securities	Name of company - Relationship to KT Corporation	KT Rental Subsidiary

2. Details of the Issuer of the Securities	Name of company Paid-in capital (KRW in billion) Total number of issued shares Main business	KTR (TBD) 24.8 4,974,608 IT equipment rental service

3. Details of Acquisition

Acquisition amount (KRW in billion)

Number of shares to be acquired

- Ratio against paid-in capital (%)

Price per share (KRW)

Numbers of shares held after acquisition

Shareholding ratio after acquisition (%)

35 4,974,608 100 7,035 0 0

4. Purpose of Acquisition		Efficient management of subsidiaries

5. Method of Acquisition		Acquired over the counter

6. Date of Board of Directors’ Resolution of KT Corporation (Decision Date)		May 14, 2010

- Attendance of outside directors		Present 8 Absent 0
- Attendance of the members of the Audit Committee		N/A

7. Others		KTR (TBD) is a newly established company which was divested from KT Rental on June 1, 2010

* Date of relevant disclosure		-

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